April 15, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds
Post-Effective Amendment No. 36
(Registration File Nos. 333-146680 and 811-22132)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Aberdeen Funds hereby respectfully requests acceleration of the effective date of Post-Effective Amendment No. 36 to its Registration Statement on Form N-1A so that it will become effective on April 19, 2011.

We request that we be notified of such effectiveness by a telephone call to James O’Connor of Aberdeen Asset Management Inc. at (215) 405-5713, and that such effectiveness also be confirmed in writing.

Very truly yours,

Aberdeen Funds

By:	/s/ Lucia Sitar
Lucia Sitar
Vice President

Aberdeen Fund Distributors LLC

By:	/s/ Jeffrey Cotton
Jeffrey Cotton
Vice President

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